February ____, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549
Attn: Andrew Schoeffler

Re:	Response to Letter dated September 25, 2007
Alternative Construction Technologies, Inc.
Registration Statement on Form SB-2 Filed August 27, 2007
File No. 333-145718
Form 10-K for the year ended December 31, 2006
Filed April 10, 2007 File No. 333-128191
Forms 10-Q for the quarters ended June 30, 2007 and March 31, 2007 Filed August 2, 2007  and May 10, 2007, respectively
File No. 333-128191

Dear Mr. Schoeffler:

In response to your letter dated September 25, 2007, to Mr. Hawkins, Chief Executive Officer, the following answers are being submitted.

Registration Statement on Form SB-2

General

1.
We note that you are registering shares of common stock underlying convertible notes and warrants that have not yet been issued. In this regard, we note Section 1(c) of the securities purchase agreement and the disclosure on the cover page of the registration statement and the prospectus, as well as under "Warrants" on page 33. We also note that the unissued convertible notes and warrants are referred to as the "Call Debentures" and "Call Warrants". Please be advised that in order to register the shares of common stock underlying the Call Debentures and Call Warrants, the private placement must be complete and the investors must nave been at market risk at the time you filed the original registration statement. As such, it is our position that the investors must be irrevocably bound to purchase the securities and no conditions to the purchase obligation may be within the control of an investor. Please refer to paragraph (b) of interpretation 3S of the Securities Act Sections of the March 1999 Supplement to the Manual of Publicly Available Telephone Interpretations. It appears that the decision to purchase the Call Debentures and the Call Warrants is within the sole discretion of the investors. Please provide us with a detailed analysis to support a finding that the private placement of the securities is complete and registration of the underlying shares is permissible at this time.

Answer:

The “Call Warrants” and “Call Debentures” have been removed from the Registration    Statement.

2.
We note that it appears you are registering shares of common stock that may be issued on account of interest or anti-dilution adjustments. In this regard, we note the disclosure in the first paragraph on the cover page of the prospectus. Please be advised that you may only register these additional shares of common stock if the number of shares issuable under the notes and warrants cannot be deter mined. In such a case, you may only register a number of shares representing a good faith estimate of the number of issuable shares. Please revise accordingly and provide us with your analysis as to the good faith estimate. In addition, please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement.

Answer:

We have revised the presentation to eliminate the registration of any additional shares.

3.
We note that you are registering shares of common stock underlying convertible notes and warrants issued in the June 2007 private placement. Given the size of the offering of these shares by the selling security holders relative to the number of outstanding shares held by non-affiliates, the offering appears to be a primary offering. Because you are ineligible to conduct a primary offering on Form S-3, you may not conduct an at the market primary offering in accordance with Rule 415(a)(4) of Regulation C for these shares. You must:

•	File a registration statement for the "resale” offering at the time of each note conversion and warrant

•	exercise because you are ineligible to conduct the offering on a delayed or continuous basis under Rule 4I5(a)(1).x).

•	Identify the selling security holders as underwriters in the registration statement.

•	Include the price at which the underwriters will sell the securities.

Alternatively, you may proceed with the offering under this registration statement by either (i)  removing the shares from  the registration statement or (ii) identifying the selling security holders  as underwriters and including a fixed price at which  the selling security holders will sell the  shares.

Answer:

As noted the Company has removed the “Call Warrants” and “Call Debentures” thereby reducing the shares being registered from 4,560,414 to 3,006,070. As such, the Company does not believe that this offering constitutes a primary offering.

4.
Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of  the securities underlying the convertible notes that you have registered for resale (using the  number of underlying securities that you have registered for resale and the market price per  share for those securities on the date of the sale of the convertible notes).

Answer:

The total dollar value for the convertible debentures is $4,347,826. This disclosure is provided at page 3 of the Amendment.

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling security holder, any affiliate of a selling security holder, or any person with whom any selling security holder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or placement agents,, “ and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in  this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the  net proceeds to the issuer  from the sale of the convertible notes and the total possible payments to  all selling security holders arid any of the affiliates  in the first year following the sale of  convertible notes.

Answer:

The total dollar amount of the convertible debentures sold was $4,347,826 and the net proceeds to the Company were $3,982,500. Total interest payments on the Notes for the first year of the term is $434,783. Dinosaur Securities, LLC acted as placement agent for the placement of convertible notes and received a placement fee of  $335,000 and 100,000 stock purchase warrants.

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the total possible profit the selling security holders could realize as a result of the conversion

•	discount for the securities underlying the convertible notes, presented in a table with the following information disclosed separately:

•	the market price per share of the securities underlying the convertible notes on the date of the sale of the convertible rotes;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible notes, calculated as follows is:

o	if the conversion price per share is set at a fixed price, use the price per share established in the convertible notes; and

o
if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible notes and determine the conversion price per share as of that date;

•	the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the term of the notes);

•
the combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of the sale of the convertible notes and the total possible shares underlying the convertible notes;

•
the total possible shares the selling security holders may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the selling security holders may receive; and

•
the total possible discount to the market price as of the date of the sale of the convertible notes, calculated by subtracting the total conversion price on the date of the sale of the convertible notes from the combined market price of the total number of shares underlying, the convertible notes on that date.

If there are provisions in the convertible notes that could result in a change in the price per share  upon the occurrence of certain events, please provide additional tabular disclosure as  appropriate. For example, if the conversion price per share is  fixed unless and until the market  price falls below a stated price, at which point the conversion price per share drops to a  lower  price, please provide additional disclosure.

Answer:

A tabular disclosure has been added addressing the applicable questions only at page 34 of the amended registration statement as follows:

Restricted Shareholders	Common Shares Underlying Conversion Debenture	Market Price on the Date of Issuance (6/30/07)	Conversion Price	Proceeds to Company for Conversion of Common Shares Underlying Conversion Debentures	Value of Common Shares Underlying Conversion Debt Using Market Price on Date of Issuance (6/30/07)	Total Discount to the Market Price

BridgePointe Master Fund, Ltd.	543,478	$7.50	$4.00	$2,173,913	$4,076,087	$1,902,174
CAMOFI Master LDC	407,609	$7.50	$4.00	$1,630,435	$3,057,065	$1,426,630
CAMHZN Fund LDC	135,870	$7.50	$4.00	$543,478	$1,019,022	$475,543
Total	1,086,956			$4,347,826	$8,152,174	$3,804,348

7.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling security holders or any affiliates of the selling security holders, presented in a table with the following information disclosed separately:

▪	market price per share of the underlying securities on the date of the sale of that other security;

▪	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

o	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

o
if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

▪	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

▪
combined market price of the total number of underlying shares, calculated by using the market price per share  on the date of the sale of that other security and the total possible shares to be received;

▪
the total possible shares to be received and the combined conversion price of the total number of shares underlying, that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

▪
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total numbers of underlying shares on that date.

Answer:

A tabular disclosure has been added addressing the applicable questions only at page 34 of the amended registration statement as follows:

Restricted Shareholders	Common Shares Underlying Conversion Debenture	Common Shares Underlying Seris C Preferred	Common Shares Underlying Warrants	Total Underlying Shares	Market Price on the Date of Issuance	Conversion Price	Combined Market Price for the Total Underlying Shares	Combined Purchase Price for the Total Underlying Shares	Total Discount to the Market Price

BridgePointe Master Fund, Ltd.	543,478	-	815,217	1,358,695	$7.50	$4.00	$10,190,214	$5,434,781	$4,755,433
CAMOFI Master LDC	407,609	-	611,413	1,019,021	$7.50	$4.00	$7,642,659	$4,076,085	$3,566,574
CAMHZN Fund LDC	135,870	-	203,804	339,674	$7.50	$4.00	$2,547,552	$1,358,694	$1,188,857
Dinosaur Securities, LLC	-	-	100,000	100,000	$7.50	$4.00	$750,000	$400,000	$350,000
Avante Holding Group, Inc.	-	188,679	-	188,679	$2.65	$2.65	$500,000	$500,000	$-
Total	1,086,956	188,679	1,730,434	3,006,070			$21,630,425	$11,769,560	$9,860,865

8.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible note transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment five above;

•	the resulting net proceeds to the issuer; and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling security holders or any affiliates of the selling security holders that is disclosed in response to comments six and seven above.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a  percentage – of the total amount of all possible payments [as disclosed in response to comment  five above] and the total possible discount to the market price of the shares underlying the  convertible note [as disclosed in response to comment six above] divided by the  net proceeds to  the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage  averaged over the term of the convertible notes.

Answer:

A tabular disclosure has been added at page 34 of the amended registration statement as  follows:

Restricted Shareholders	Common Shares Underlying Conversion Debenture	Market Price on the Date of Issuance (6/30/07)	Conversion Price	Proceeds to Company for Conversion of Common Shares Underlying Conversion Debentures	Value of Common Shares Underlying Conversion Debt Using Market Price on Date of Issuance (6/30/07)	Total Discount to the Market Price	Amount Previously Paid	Realizable Amount for Conversion	Percent of Total	Discount as a Percent of Realizable Amount for Conversion

BridgePointe Master Fund, Ltd.	543,478	$7.50	$4.00	$2,173,913	$4,076,087	$1,902,174	$-	$2,173,913	50.0%	87.5%
CAMOFI Master LDC	407,609	$7.50	$4.00	$1,630,435	$3,057,065	$1,426,630	$-	$1,630,435	37.5%	87.5%
CAMHZN Fund LDC	135,870	$7.50	$4.00	$543,478	$1,019,022	$475,543	$-	$543,478	12.5%	87.5%
Total	1,086,956			$4,347,826	$8,152,174	$3,804,348	$-	$4,347,826	100.0%

9.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling security holders, any affiliates of the selling security holders, or any person with whom any selling security holder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction:

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling security holders, affiliates of the company, or affiliates of the selling security holders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling; security holders, affiliates of the company, or affiliates of the selling security holders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Answer:

There are no applicable transactions therefore additional disclosures are necessary.

10.	Please provide, us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•
the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling security holders, affiliates of the company, and affiliates of the selling security holders;

•	the number of shares registered for resale by the selling security holders or affiliates of the selling security holders in prior registration statements;

•
the number of shares registered for resale by the selling security holders or affiliates of the selling security holders that continue to be held by the selling security holders or affiliates of the selling security holders;

•	the number of shares that have been sold in registered resale transactions by the selling security holders or affiliates of the selling security holders;

•	the number of shares registered for resale on behalf of the selling security holders or affiliates of the selling security holders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options or warrants.

Answer:

The following table responses to the staff’s question and has been added at page 34 of the registration statement:

	Shares Outstanding, Including Options and Warrants, Prior to Convertible Debenture Transaction	Shares Registered for Resale in Prior Transaction	Shares Registered for Resale by the Selling Security Holders	Number of Shares Sold in Registered Transactions by the Selling Shareholders	Number of Shares Registered for Resale on Behalf of the Selling Security Holders

Officers and Directors	5,912,190	-	-	-
Others	5,011,157	-	-	-
Selling Security Holders	-	-	-	-	3,006,070

Total	10,923,347	-	-	-	3,006,070

11.	Please provide us, with a view toward disclosure in the prospectus; with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlong securities; and

•
whether — based on information obtained from the selling security holders — any of the selling security holders have an existing short position in the company's common stock and, if any of the selling security holders; have an existing short position in the company's stock, the following additional information:

o	the date on which each such selling security holder entered into that short position; and

o
the relationship of the date on which each such selling security holder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before tile filing or after the filing of the registration statement, etc.).

Answer:

In response to the first question, the issuer believes it will have the financial ability to make all applicable payments.

In response to the second question, based upon information obtained from the selling shareholders, none of the security holders have an existing short position in the Company’s common stock applicable disclosure has been added in “Plan of Distribution” at page 35.

12.	Please provide us, with a view toward disclosure in the prospectus, with:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the, future between the issuer (or any of its predecessors) and the selling, security holders, any affiliates of the selling security holders, or any person with whom any selling security holder has a contractual relationship regarding the transaction (or any predecessors of those persons) — the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling security holders, any affiliates of the selling security -holders, or any person with whom any selling security holder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among  those parties already is presented in the prospectus and that all agreements between and/or among  those parties are included  as exhibits to the registration statement, please provide us with  confirmation of your view in this regard.

Answer:

The Company’s view is that a description of the relationships and arrangements between and among the Company and the selling shareholders is presented in the prospectus and all relevant agreements between the parties are included as Exhibits to the registration statement.

Cover Page of Prospectus

13.	Please limit the cover page to one page. See item 50i(a) of Regulation 5- 3.

Answer:

This has been done.

14.	We note the disclosure in the second sentence of the first paragraph and have the following comments:

•	The share amounts do not total 4,560.414. Please revise or advise.

•
We note the statement "shares of our common stock that may be issued on account of any interest or anti-dilution adjustments relating to the debentures." This statement appears to be incomplete. Please advise or revise.

•	Please revise the warrants disclosure to reflect the Call Warrants

•	Please revise the disclosure throughout the filing regarding the transaction to clearly discuss the Call Debentures and the Call Warrants.
Answer:

The total number of shares has been modified for events after the initial filing. The revised amounts equal the revised total.

15.	Please disclose the market price of the common stock as of the most recent practicable date.

Answer:

The closing bid price for the Company common stock on January 30, 2008 was $5.05 per share.

Executive Compensation, page 28

16.	Please provide the information required by Items 402(d) and 402(f) of Regulation S-B.

Answer:

The information has been added in response to the staff’s comment.

Summary Compensation Table, page 28

17.
Please provide the information required by Item 402(b) of Regulation S-B for the principal executive officer. In this regard, we note that the $100,000 threshold on disclosure does not apply to the principal executive officer. Refer to Instruction 1 to Item 402(a)(2) of Regulation S-B.

Answer:

The Compensation Table has been revised in response to the staff’s comment.

Organization Within The Past Five Years, page 29

18.	Please either disclose the information required by item 404 of Regulation S-B in this section or provide clear cross-references to the location of this information in the prospectus.

Answer:

We have added a cross-reference to the proper section where this information is disclosed.

Certain Relationships and Related Transactions. pace 29

19.	Please file each agreement and document discussed in this section as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-B.

Answer:

The agreements have been filed as Exhibits.

20.	We note the disclosure in the third paragraph regarding the consulting agreement. Please disclose the specific revenue and/or profitability levels bonus amounts.

Answer:

Avante Holding Group, Inc. has earned annually $96,000 as part of the Consulting Agreement. The paragraph has been modified as follows:

The Consulting Agreement between the Company and Avante provides the Company with a Vice President of Finance. The monthly fee is $8,000 under a term of three years commencing October 24, 2004 with a renewable three-year term. If the Company meets certain revenue and/or profitability levels, the Agreement provides a bonus structure as follows: Consultant will receive annual incentive bonus compensation equal to half of one percent (.5%) of annual Gross Revenues (GR) plus one-quarter of one percent (.25%) of the annual growth in Gross Revenues (Bonus Year Gross Revenues less Prior Year Gross Revenues) plus one and one-half percent (1.5%) of Net Income (NI). The formula for calculation of the annual incentive bonus is: .005GR + .0025 (Bonus Year GR less Prior Year GR) + .015NI where GR and NI are greater than or equal to zero. The annual incentive bonus will be calculated based on the Corporation’s financial results as of December 31st of each year with the bonus payable by April 15th of the following year. As of September 30, 2007, the Company has accrued $63,548 for the annual bonus.

The total earned for 2006 was $96,000. Through September 30, 2007, the total earned was $72,000 for monthly consulting fees and $63,548 accrued for the bonus for a total of $135,548.

21.	We note the disclosure in the fifth paragraph regarding the compliance consulting agreement. Please briefly discuss the rate increase and conversion clauses.

Answer:

The paragraph has been modified as follows:

The Compliance Consulting Agreement between the Company and Avante provides the Company with specialized corporate compliance in regards to the Company's product(s) and the required regulatory issues and other areas construed as compliance. The monthly fee for said services is $22,500 per month for a three-year period with one automatically renewable three-year term. The Agreement has various rate increase clauses that are the sole discretion of the Company’s Compensation Committee. Additionally, a clause for the conversion of fees to the stock of the Company at a rate of 10% below the current market price. This Agreement was effective August 1, 2005.

22.	We note that there are several transactions discussed under "Item 12" in the Form 10-K for the year ended December 31, 2006 that are not discussed in this section. Please advise or revise.

Answer:

The previously omitted transactions have now been included in response to the staff’s comment.

23. Please disclose the information required by item 407(a) of Regulation S-B. See Item 15 of Form SB-2.
Answer:

The information has been included.

Selling Shareholders. page 30

24.
We note the transactions discussed on the cover page of the prospectus relating to the series C preferred stock and the convertible notes, each issued in 2006. Please revise to discuss these transactions in this section.

Answer:

A discussion of the Series C Preferred Stock has been added.

25.
Please disclose any position, office, or other material relationship which a security holder has had within the past three years with the company or any of its predecessors or affiliates. Alternatively, please provide clear cross-references to this information if it is located elsewhere in the prospectus. Refer to Item 507 of Regulation S-B.

Answer:

A cross-reference has been added with respect to Mr. Hawkins. No other position or relationship exists.

26.
Please confirm that none of the selling security holders is a broker-dealer or a broker-dealer's affiliate. If a selling security holder is a broker-dealer, please advise us as to whether the selling security holder acquired the securities as compensation for underwriting activities. Unless a broker-dealer acquired the securities as compensation for underwriting activities, you must identify the broker-dealer as an underwriter in the prospectus. Language such as "may be deemed to be" an underwriter is unacceptable if the selling security holder is a broker-dealer.

Answer:

None of the selling security holders is a broker-dealer.

27.	If a selling security holder is an affiliate of a broker-dealer, include disclosure that this affiliate:

•	purchased in the ordinary course of business the securities being resold; and

•	had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase.

If you are unable to make the representations noted above in the prospectus, you must state in the  prospectus that the selling  security holder is an underwriter. In addition, language such as "may  be deemed to be" an underwriter is unacceptable if the selling security is an affiliate of a  broker- dealer that cannot make these representations.

Answer:

N/A.

28.	Please identify the natural persons with dispositive voting or investment control of each entity listed in the selling security holder table.

Answer:

This information has been added.

Legal Opinion. page 34

29.	Please disclose the information required by Item 509 of Regulation S-B.

Answer:

This information has been added to the legal opinion.

Part II – information Not Required in Prospectus

Item 26. Recent Sales of Unregistered Securities. page 11-1

30.
Please revise to disclose the information required by Item 701 of Regulation S-B for all unregistered securities issued in the past three years, such as common and preferred stock, options and other securities convertible into or exchangeable for common stock. In this regard, we note the disclosure in Notes 12 and 13 to your annual financial statements.

Answer:

These transactions have all been listed.

Item 27. Exhibits. page 11-3

31.	We note that there are several exhibits identified under "item 13" in your Form 10-K for the year ended December 31, 2006 that are not included in this section. Please advise or revise.

Answer:

The Exhibit Index has been properly revised and footnoted to the applicable filing.

Item 28. Undertakings, page 11-4

32.	Please provide the undertaking required by Item 512(g)(2) of Regulation S-B.

Answer:

The undertaking has been added.

Signatures, page II-5

33.
We note that the chief executive officer and interim chief financial officer signed the registration statement. Please be advised that the registration statement must also be signed by the controller or principal accounting officer. Please revise in future amendments.

Answer:

The proper designation has been added under the Interim CFO’s signature.

Exhibit 5.1

34.
We note the statement in the first paragraph "of Our common stock that may be issued on account of any interest or anti-dilution adjustments relating to the, debentures." This statement appears to be incomplete. Please advise or revise.

Answer:

The opinion has been revised to delete this material.

35.	The opinion set forth in paragraph 1, references "preferred shares". This term is not defined in the legal opinion. Please advise or revise.

Answer:

The opinion has been revised to correct this error.

Form 10-KSB for the year ended December 31, 2006

Cover Page

36.	We note that you indicate that the common stock is registered pursuant to Section 12(g). However, it does not appear it is registered, as you have not filed a Form 8-A. Please revise or advise.

Answer:

A Form 8-A has been filed.

37.
Please state the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was sold or the average bid and asked price of such common equity, as of a specified date within the past 60 days. See Form 10-KSB.

Answer:

The information has been added by amendment to the Form 10KSB filed on 11/16/07 and will be included in all future filings..

Item 5. Market for Registrant's Common Equity and Related Shareholder Matters

38.	Please disclose the information required by Item 701 of Regulation S-B. See Item 5 of Form 10-KSB.

Answer:

The information has been included in this registration statement and was included in an amendment to the Form 10-KSB for the year ended December 31, 2006, AS FILED ON 11/16/07.

Item 10. Executive Compensation

39.
Please provide the information required by item 402 of Regulation S-B. In this regard, we note that the $100,000 threshold does not apply with respect to the principal executive officer. See Instruction 1 to Item 402(a)(2) of Regulation S-B.

Answer:

The information has been included in this registration statement and in an amendment to the Form 10-KSB for the year ended December 31, 2006, filed on 11/16/07.

Item 12. Certain Relationships and Related Transactions

40.	Please disclose the information required by item 407(a) of Regulation S-B. See Item 12 of Form 10-KSB.

Answer:

The information has been included in the amendment filed on 11/16/07.

Forms 10-Q for the quarters ended June 30. 2007 and March 31. 2007

Item 3. Controls and Procedures

41.
We note management's conclusion in the second sentence of the first paragraph as to whether the disclosure controls and procedures were effective. Please revise to disclose the conclusions of the principle executive and financial officers. Refer to Item 307 of Regulation S-B.

Answer:

The Forms 10QSB have been amended and filed on 11/19/07.

42.
We note the disclosure in the third paragraph. Please revise to state clearly', if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive and financial officers concluded that your disclosure controls and procedures were effective at that reasonable assurance level. In the alternative remove the reference to the level of assurance. Please refer to Section II.F 4 of Management's Reports on internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, which is available on the Commission's website at vrww.sec.gov

Answer:

The Forms 10QSB have been amended and filed on 11/19/07.

43.
We note the disclosure in the fourth paragraph. Please revise to state clearly, if correct, that there were no changes in your internal control over financial reporting that occurred during the quarter ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation S-B.

Answer:

The Forms 10QSB have been amended and filed on 11/19/07.

Sincerely,

Michael W. Hawkins
Chief Executive Officer

Cc:	Liebman, Goldberg & Drogin LLP
Law Offices of Thomas G. Amon